Exhibit 99.1

NLS and Kadimastem Announce Receipt of Nasdaq Approval; Merger Expected to Close on October 30, 2025

Zurich, Switzerland – October 23, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on central nervous system (“CNS”) disorders, and Kadimastem Ltd. (TASE: KDST) (“Kadimastem”), an advanced clinical-stage cell therapy company developing treatments for neurodegenerative diseases and diabetes, today announced an update regarding the proposed merger (the “Merger”).

On October 21, 2025, NLS received an approval letter from the Nasdaq Listing Center for the listing of its common shares and the trading of the Company on the Nasdaq Capital Market after completion of the Merger, under NLS’s new name, NewcelX Ltd., with its new trading symbol for its common shares, “NCEL”.

Accordingly, the closing of the Merger is expected to close on October 30, 2025 (the “Closing Date”), with the transition to trading under the combined company’s new name beginning October 31, 2025, subject to fulfillment of the remaining customary closing conditions.

Share Exchange and Delisting Schedule

In accordance with the Merger timetable:

●	At the end of the trading day on the Tel Aviv Stock Exchange (“TASE”) on October 30, 2025, all of Kadimastem’s shares will be withdrawn by the TASE clearinghouse from the accounts of members of the TASE and transferred to the ownership of NLS.

●	At the end of the trading day on November 3, 2025 or soon thereafter, the NLS common shares issued as merger consideration will be delivered to Kadimastem shareholders.

In accordance with the TASE decision, the delisting of the ordinary shares of Kadimastem from the TASE is expected two dates following receipt of an immediate report confirming satisfaction of all closing conditions and is expected on October 31, 2025. The aforementioned dates may change as a result of external factors, and both NLS Kadimastem will provide updates accordingly.

Exchange Ratio and Valuation

Pursuant to the approved merger terms:

●	Kadimastem shareholders will hold 84.4% of the issued share capital of the combined company, and

●	NLS shareholders will hold 15.6%.

The final exchange ratio, as calculated pursuant to a formula and in accordance with the terms of the Merger agreement (the “Exchange Ratio”), was determined on September 26, 2025, and under the approved terms, Kadimastem shareholders will own approximately 84.4% of the combined company, while NLS shareholders will retain approximately 15.6% ownership, reflecting the relative value contributions of each company and based on the estimated cash and indebtedness terms pursuant to the merger agreement, as measured at the close of business on the day preceding the extraordinary general meeting of NLS dated September 29, 2025 (the “EGM”).

Based on the Exchange Ratio, each ordinary Kadimastem share will be exchanged for approximately 6.92 NLS ordinary shares prior to the reverse stock split which was approved by NLS shareholders at the EGM, or approximately 0.62 NLS shares per Kadimastem share on a post-split basis.1 No fraction of a NLS common share will be issued in connection with the Merger. All fractional share amounts shall be rounded down to the nearest whole number. The Company’s currently traded warrants will not be listed for trading post-Merger.

[1]	The Exchange Ratio is subject to immaterial adjustments due to changes in the capitalization table resulting from the conversion of loans and other factors up to the date of closing, which affect the number of shares of Kadimastem. In any case, the percentage Exchange Ratio will remain at 84.4% for the Kadimastem shareholders and 15.6% for NLS shareholders.

Update on Combined Clinical and Development Programs

Following the completion of the Merger, NewCelX will continue to advance its integrated portfolio of programs, including:

●	AstroRx® – a Phase 2a clinical trial in the U.S. for the treatment of Amyotrophic Lateral Sclerosis (ALS).

Kadimastem has executed a technology transfer and clinical manufacturing agreement with Pluri Inc., a GMP-certified CDMO partner. The technology transfer, training, and product release certification have been successfully completed. Clinical manufacturing is expected to commence shortly, and site selection and CRO contracting for the U.S. trial are underway.

●	IsletRx – Kadimastem’s allogeneic, stem cell-derived islet cell therapy for insulin-dependent diabetes, developed in collaboration with iTolerance Inc. and supported by the Bi-National Industrial Research and Development (BIRD) Foundation.

Following a successful pre-IND meeting with the U.S. Food and Drug Administration, NewCelX will continue to conduct in-vivo preclinical safety studies in preparation for a first in-human (Phase 1) clinical trial. Kadimastem has executed a technology transfer and clinical manufacturing agreement with Pluri Inc., a GMP-certified CDMO partner. The technology transfer, training, and product release certification have been successfully completed.

About NLS Pharmaceutics

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem

Kadimastem Ltd. (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing date of the Merger, the expected start of trading date for NewCelX on Nasdaq, the expected timeline for delisting of Kadimastem’s ordinary shares from the TASE, the expected delivery date of the NLS common shares to Kadimastem shareholders and NewCelX’s ability to advance its clinical trials related to AstroRx® and IsletRx. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either or both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s proxy statement/prospectus, filed with the SEC on September 10, 2025.

Investor & Media Contacts

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

Social Media: LinkedIn, X, Facebook, Instagram